06018598

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 053/2006

November 16, 2006

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

2006 NOV 20 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE
RECEIVED

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

dlw 11/20

Enclosures

E-Mail : cccs@italian-thai.co.th

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 - 1488

Italian-Thai Development Public Company Limited

Annex A

1. Financial Statement as of September 30, 2006
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from September- November 2006

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 September 2006, the consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2006, and the statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2006, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The consolidated financial statements for three-month and nine-month periods ended 30 September 2006 incorporate the financial statements of a subsidiary company and an overseas branch with total assets comprising 3.2%, total revenues for the three-month and nine-month periods then ended comprising (2.1)% and 2.8% of the respective consolidated totals and net loss for the three-month and nine-month periods then ended comprising (59.7)% and (74.6)% of the respective consolidated totals which are presented on the basis of the financial statements of these entities, which were reviewed by other auditors whose reports I have already received. My report, in so far as it relates to the amounts presented in respect of this subsidiary and branch, is based on the reports of those other auditors.

Except for the matter discussed in the following paragraph, I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.4% (31 December 2005: 2.2%) and total revenues for the three-month and nine-month periods then ended comprising 4.1% and 4.0% of the respective consolidated totals (2005: 1.8% and 2.4%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 and 2004 have already been audited.

Based on my review and the reports of other auditors, except for the effects on the financial statements for the three-month and nine-month periods ended 30 September 2006 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the matter discussed in Note 16. As at 30 September 2006 and 31 December 2005 the Company has outstanding retentions of approximately Baht 403 million and USD 1.7 million with the company which operates the skytrain. The Central Bankruptcy Court granted an order for reorganisation to this company on 7 July 2006 and appointed its planner on 21 August 2006. As discussed in Note 22.1 the Company transferred liabilities to a special purpose vehicle, and also transferred subordinated assets to the special purpose vehicle for it to sell to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness still outstanding. The outstanding balance as at 30 September 2006 was Baht 1,963 million. Assets of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the liability in the future. However, the Company has not yet recognised gains totaling Baht 229 million from the transfer of the subordinated assets and has suspended such amount to meet such future obligations. Negotiations on the sale of the receivable from and investment in the operator of the skytrain with the Company and the special purpose vehicle were terminated. The Company has received a part of the deposit and is currently considering whether such deposit should be returned to the buyer under the agreed conditions. The Company is

currently negotiating the sale of this debt to another buyer and, based on the preliminarily agreed price, the Company set allowance for loss in an amount equal to the anticipated actual losses and the Company's obligations to the special purpose vehicle in 2006, amounting to Baht 630 million (31 December 2005: Baht 427 million). This is presented under the caption of "Allowance for impairment of assets and contingent liabilities".

The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2005 were audited in accordance with generally accepted auditing standards by another auditor of our firm who, under his report dated 25 February 2006 based on his audit and reports of other auditors, expressed an unqualified opinion on those statements but drew attention to the matter described in preceding paragraph. The balance sheet as at 31 December 2005, as presented herein for comparative purposes, formed an integral part of the financial statements which that other auditor from our firm audited and reported on.

The consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2005, and the statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2005 of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned other auditor from our firm who reported, under his report dated 8 November 2005, that except for the effect of the joint ventures in Taiwan not having been reviewed by other auditors, nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles but drew attention to the uncertainty as to the amount recoverable by the Company from a debtor who was still in the process if restructuring debt and the contingent liabilities of the special purpose vehicle.

Sumalee Reewarabandith

Certified Public Accountant (Thailand) No. 3970

Ernst & Young Office Limited

Bangkok: 14 November 2006

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2006	31 December 2005	30 September 2006	31 December 2005
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
ASSETS					
Current assets					
Cash and deposits at banks	2	3,397,153	2,177,198	1,551,495	664,954
Pledged deposits at banks	3	680,470	805,843	671,075	763,002
Trade accounts receivable - net	4	6,958,021	6,777,390	3,812,583	2,994,042
Trade accounts receivable - related parties - net	5	1,220,712	1,267,825	1,435,984	1,509,822
Short-term loans and advances to related parties - net	6	113,463	12,281	1,415,023	1,781,121
Unbilled receivable		8,371,715	6,942,970	5,136,112	4,568,065
Current portion of accounts receivable - retention	16	1,877,898	1,833,543	1,507,366	1,529,926
Inventories and work in progress - net		2,527,470	1,824,377	1,290,182	702,321
Other current assets					
Withholding tax deducted at source		1,336,877	1,492,757	877,266	918,641
Value added tax refundable		33,808	242,012	-	-
Loans to other company		-	275,432	-	-
Advance for machinery, material purchase and land awaiting development		477,499	90,435	44,886	10,420
Current portion of receivable from sale of land		139,541	503,390	-	-
Others		430,809	307,857	189,762	112,999
Total current assets		27,565,436	24,553,310	17,931,734	15,555,313
Non-current assets					
Accounts receivable - retention, net of current portion		155,783	199,585	-	20,594
Receivable from sale of land, net of current portion		-	101,835	-	-
Advances for subcontractors		501,097	683,952	269,260	382,355
Investments accounted for under equity method	7.1	267,114	261,791	7,221,709	4,187,760
Other long-term investments	7.2	1,278,664	1,252,993	1,253,818	1,228,784
Investment in potash mine project	8	3,319,463	-	-	-
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	9	-	-	1,621,803	1,985,622
Loan to other party		149,784	245,311	149,784	245,311
Land held for sale		348,299	-	-	-
Property, plant and equipment - net	10	14,667,130	14,271,167	10,075,717	10,116,682
Deferred charges		112,949	188,697	-	-
Goodwill		480,725	510,847	-	-
Other non-current assets		320,674	152,125	133,399	94,933
Total non-current assets		21,591,646	17,858,267	20,725,490	18,262,041
TOTAL ASSETS		49,157,082	42,411,577	38,657,224	33,817,354

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2006	31 December 2005	30 September 2006	31 December 2005
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*11*	7,254,790	4,816,743	5,037,759	3,242,877
Current portion of accounts payable - trust receipts		449,199	1,091,609	315,568	605,473
Trade accounts payable		6,398,158	6,625,304	3,767,108	3,887,779
Billing in excess of contract work in progress		801,413	455,720	778,753	216,931
Trade accounts payable - related parties	*12*	1,579,771	1,472,934	923,133	1,104,533
Short-term loans and advances from related parties	*13*	824,946	977,880	686,154	685,299
Short-term loans from other company		149,000	-	149,000	-
Current portion of advances received from customers under construction contracts		2,887,200	2,163,115	2,402,354	1,666,384
Current portion of hire-purchase payables		425,925	436,121	408,585	429,038
Current portion of long-term loans	*14*	714,728	683,878	424,046	583,446
Other current liabilities					
Corporate income tax payable		27,236	44,420	2,277	1,149
Value added tax payable		-	-	55,621	27,331
Accrued expenses		1,060,704	497,184	345,822	390,322
Current portion of reserve for project expenses		71,290	73,781	71,290	73,781
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		485,700	499,858	237,352	203,516
Advance received from sale of receivable	*16*	109,975	-	109,975	-
Advance received from customer for land purchase		502,576	-	-	-
Others		339,083	801,874	135,976	111,909
Total current liabilities		24,138,503	20,697,230	15,907,582	13,286,577

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2006 (Unaudited but reviewed)	31 December 2005 (Audited)	30 September 2006 (Unaudited but reviewed)	31 December 2005 (Audited)
Non-current liabilities					
Accounts payable - trust receipts, net of current portion		-	310,138	-	310,138
Advances received from customers under construction contracts, net of current portion		3,305,889	880,378	2,057,846	120,478
Hire-purchase payables, net of current portion		697,646	860,277	671,582	845,435
Long-term loans, net of current portion	*14*	1,911,569	1,740,533	716,003	988,106
Loan from directors		6,669	6,184	-	-
Debentures	*15*	1,754,229	-	1,754,229	-
Reserve for project expenses, net of current portion		40,990	78,750	40,990	78,750
Deferred gain on transferring assets to special purpose vehicle	*22.1*	229,574	229,574	229,574	229,574
Allowance on diminution in value of assets and contingent liabilities	*22.1*	815,386	426,520	815,386	426,520
Provision for loss on construction project	*18*	748,357	-	748,357	-
Provision for loss from investments accounted for under equity method	*7.1*	-	-	488,473	670,135
Other non-current liabilities		59,357	10,813	59,357	10,813
Total non-current liabilities		9,569,666	4,543,167	7,581,797	3,679,949
TOTAL LIABILITIES		33,708,169	25,240,397	23,489,379	16,966,526
Shareholders' equity					
Share capital					
Registered issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		15,044	7,380	15,044	7,380
Translation adjustment		(51,180)	7,323	(51,180)	(32,385)
Retained earnings					
Appropriated - statutory reserve		388,897	388,897	382,364	382,364
Unappropriated		5,106,043	6,777,895	5,112,576	6,784,428
Equity attributable to company's shareholders		15,167,845	16,890,536	15,167,845	16,850,828
Minority interests - Equity attributable to minority shareholders of subsidiaries		281,068	280,644	-	-
Total shareholders' equity		15,448,913	17,171,180	15,167,845	16,850,828
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		49,157,082	42,411,577	38,657,224	33,817,354

The accompanying notes are an integral part of the financial statements.

....

DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2006	2005	2006	2005
Revenues					
Revenues from construction services		9,706,671	10,038,000	6,391,525	6,714,643
Interest income		23,562	8,865	10,920	18,107
Gain on exchange		5,160	22,544	9,319	26,406
Others		134,753	236,676	41,796	193,241
Total revenues		9,870,146	10,306,085	6,453,560	6,952,397
Expenses					
Cost of construction services		9,666,165	9,635,656	6,533,130	6,325,025
Provision for loss on construction project	*18*	758,047	-	758,047	-
Administrative expenses		305,592	229,882	174,861	136,159
Total expenses		10,729,804	9,865,538	7,466,038	6,461,184
Earnings (loss) from operation		(859,658)	440,547	(1,012,478)	491,213
Reversal of (allowance for) doubtful accounts		(10,522)	12,934	(4,507)	(1,176)
Loss on impairment of assets and contingent liabilities	*16, 22.1*	(630,146)	-	(630,146)	-
Share of profit (loss) from investments accounted for under equity method		(1,907)	326	24,404	(115,540)
Earnings (loss) before interest expenses and income tax		(1,502,233)	453,807	(1,622,727)	374,497
Interest expenses		(276,039)	(167,727)	(172,904)	(111,545)
Corporate income tax	*19*	(11,154)	(22,041)	-	-
Earnings (loss) after income tax		(1,789,426)	264,039	(1,795,631)	262,952
Net earnings of minority interests		(6,205)	(1,087)	-	-
Net earnings (loss) for the period		(1,795,631)	262,952	(1,795,631)	262,952
					(Unit: Baht)
Basic earnings (loss) per share					
Net earnings (loss)		(0.43)	0.06	(0.43)	0.06
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,193,678	4,151,920	4,193,678	4,151,920

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2006	2005	2006	2005
Revenues					
Revenues from construction services		27,716,474	26,590,204	18,087,947	17,909,808
Interest income		60,669	44,609	51,715	61,046
Gain on exchange		-	55,151	-	68,763
Others		403,383	553,453	275,665	477,497
Total revenues		28,180,526	27,243,417	18,415,327	18,517,114
Expenses					
Cost of construction services		26,510,035	25,223,587	17,511,627	16,797,265
Provision for loss on construction project	*18*	758,047	-	758,047	-
Administrative expenses		915,989	721,432	535,278	488,127
Loss on exchange		115,165	-	88,529	-
Total expenses		28,299,236	25,945,019	18,893,481	17,285,392
Earnings (loss) from operation		(118,710)	1,298,398	(478,154)	1,231,722
Allowance for doubtful accounts		(27,045)	(38,145)	(5,877)	(45,101)
Reversal of allowance for impairment of investments	*7.2*	63,639	-	63,639	-
Loss on impairment of assets and contingent liabilities	*16, 22.1*	(630,146)	-	(630,146)	-
Share of profit (loss) from investments accounted for under equity method		9,689	2,951	43,997	(76,325)
Earnings (loss) before interest expenses and income tax		(702,573)	1,263,204	(1,006,541)	1,110,296
Interest expenses		(664,187)	(410,723)	(413,690)	(320,312)
Corporate income tax	*19*	(32,298)	(46,014)	-	-
Earnings (loss) after income tax		(1,399,058)	806,467	(1,420,231)	789,984
Net earnings of minority interests		(21,173)	(16,483)	-	-
Net earnings (loss) for the period		(1,420,231)	789,984	(1,420,231)	789,984
					(Unit: Baht)
Basic earnings (loss) per share					
Net earnings (loss)		(0.34)	0.19	(0.34)	0.19
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,193,678	4,151,920	4,193,678	4,151,920

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised gain on changes in value of investments		-	-	31,271	-	-	-	-	31,271
Translation adjustment		-	-	-	43,091	-	-	-	43,091
Items unrealised in earnings statement		-	-	31,271	43,091	-	-	-	74,362
Net earnings for the period		-	-	-	-	-	789,984	-	789,984
Dividend paid	17	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the period		455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares		-	3,908,738	-	-	-	-	-	3,908,738
Purchases of investments in subsidiaries									
during the period		-	-	-	-	-	-	85,966	85,966
Minority interests for the period		-	-	-	-	-	-	16,483	16,483
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 September 2005		4,193,678	5,515,363	70,602	(33,746)	325,798	6,368,989	236,526	16,677,210
Balance - as at 1 January 2006		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180
Unrealised gain on changes in value of investments		-	-	7,664	-	-	-	-	7,664
Translation adjustment		-	-	-	(58,503)	-	-	(10,941)	(69,444)
Items unrealised in earnings statement		-	-	7,664	(58,503)	-	-	(10,941)	(61,780)
Net loss for the period		-	-	-	-	-	(1,420,231)	-	(1,420,231)
Dividend paid	17	-	-	-	-	-	(251,621)	-	(251,621)
Minority interests for the period		-	-	-	-	-	-	21,173	21,173
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 September 2006		4,193,678	5,515,363	15,044	(51,180)	388,897	5,106,043	281,068	15,448,913

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

		THE COMPANY ONLY						
				Unrealised gain (loss)		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised gain on changes in value of investments		-	-	31,271	-	-	-	31,271
Translation adjustment		-	-	-	(3,301)	-	-	(3,301)
Items unrealised in earnings statement		-	-	31,271	(3,301)	-	-	27,970
Net earnings for the period		-	-	-	-	-	789,984	789,984
Dividend paid	*17*	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the period		455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares		-	3,908,738	-	-	-	-	3,908,738
Balance - as at 30 September 2005		4,193,678	5,515,363	70,602	(80,138)	319,265	6,375,522	16,394,292
Balance - as at 1 January 2006		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Unrealised gain on changes in value of investments		-	-	7,664	-	-	-	7,664
Translation adjustment		-	-	-	(18,795)	-	-	(18,795)
Items unrealised in earnings statement		-	-	7,664	(18,795)	-	-	(11,131)
Net loss for the period		-	-	-	-	-	(1,420,231)	(1,420,231)
Dividend paid	*17*	-	-	-	-	-	(251,621)	(251,621)
Balance - as at 30 September 2006		4,193,678	5,515,363	15,044	(51,180)	382,364	5,112,576	15,167,845

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from operating activities				
Net earnings (loss)	(1,420,231)	789,984	(1,420,231)	789,984
Adjustments to reconcile net earnings (loss) to net cash				
from (used in) operating activities: -				
Unrealized gain on exchange	(26,517)	(38,220)	(30,765)	(40,158)
Share of (profit) loss from investments in subsidiaries and joint ventures	-	-	(34,308)	79,276
Share of profit from investments in associated companies	(9,689)	(2,951)	(9,689)	(2,951)
Minority interests	21,173	16,483	-	-
Doubtful accounts	27,045	38,145	5,877	45,101
Depreciation and amortisation	1,190,154	814,377	812,572	768,540
Amortisation of goodwill	12,661	6,101	-	-
Amortisation of discount on debentures	134	-	134	-
Reversal of allowance for impairment of investments	(63,639)	-	(63,639)	-
Provision for loss from investments accounted for under equity method	630,146	-	630,146	-
Provision for loss on construction project	758,047	-	758,047	-
Net earnings before changes in operating assets and liabilities	1,119,284	1,623,919	648,144	1,639,792
Operating assets (increase) decrease				
Trade accounts receivable	(208,362)	(1,312,709)	(825,378)	(447,574)
Trade accounts receivable - related parties	41,657	(393,519)	73,606	(319,546)
Loans and advances to related parties	(101,949)	310,986	729,150	503,091
Unbilled receivable	(1,428,745)	(574,344)	(568,047)	240,342
Accounts receivable - retention	(247,739)	(474,309)	(204,032)	(334,732)
Inventories and work in progress	(703,093)	17,760	(587,861)	(23,566)
Withholding tax	155,880	(332,344)	41,375	(122,258)
Valued added tax refundable	208,204	133,354	-	-
Advance for subcontractors	182,855	(282,903)	113,095	(410,335)
Loans to other companies	357,202	41,093	81,770	(1,302)
Advance for machinery, material purchase				
and land awaiting development	(387,064)	(77,545)	(34,466)	-
Receivable from sale of land	465,684	148,948	-	-
Other current assets	(122,952)	(235,586)	(76,763)	(37,747)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS *(Continued)*

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Operating liabilities increase (decrease)				
Trade accounts payable	(226,510)	(199,083)	(120,671)	255,400
Trade accounts payable - related parties	106,837	(93,220)	(181,400)	(11,857)
Billing in excess of contract work in progress	345,693	2,231	561,822	(129,036)
Advance received from customers under construction contracts	3,149,596	(1,025,856)	2,673,338	46,510
Accrued expenses	563,520	772,581	(44,499)	32,520
Reserve for projects expenses	(40,251)	(51,384)	(40,251)	(51,384)
Accounts payable - retention	(14,158)	62,103	33,836	70,243
Valued added tax payable	-	-	28,290	42,346
Advance received from sale of receivable	109,975	-	109,975	-
Advance received from customer for land purchase	502,576	-	-	-
Other current liabilities	(479,975)	210,343	25,194	32,101
Other liabilities	48,544	14,321	48,544	14,321
Net cash provided by (used in) operating activities	3,396,709	(1,715,163)	2,484,771	987,329
Cash flows from investing activities				
Increase in land held for sale	(348,299)	-	-	-
Increase in property, plant and equipment - net	(1,586,117)	(3,210,887)	(771,607)	(786,787)
Decrease in deferred charges	75,748	39,617	-	-
Decrease (increase) in investments accounted for under equity method	21,827	(212,225)	(3,171,614)	(1,369,186)
Increase in minority interest from purchases of subsidiaries	-	85,966	-	-
Decrease (increase) in other long-term investments	45,632	(597,172)	46,269	(600,361)
Cash paid for acquisition of investment in potash mine project	(3,319,463)	-	-	-
Translation adjustment	(79,134)	43,091	(28,485)	(3,301)
Increase in other assets	(168,549)	(20,905)	(38,466)	(24,828)
Net cash used in investing activities	(5,358,355)	(3,872,515)	(3,963,903)	(2,784,463)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of				
more than three months and those pledged	132,130	(222,908)	99,804	(321,521)
Increase in bank overdrafts and loans from financial institutions	2,438,047	1,579,981	1,794,882	547,846
Increase in short-term loans from other company	149,000	-	149,000	-
Increase (decrease) in loans and advances from related parties	(152,934)	987,291	855	24,427
Increase (decrease) in long-term loans	201,886	(858,002)	(431,503)	(1,214,943)
Decrease in hire purchase payable	(120,440)	(193,662)	(141,919)	(196,209)
Decrease in accounts payable - trust receipts	(952,482)	(483,786)	(600,043)	(710,371)
Increase (decrease) in loan from directors	485	(5,528)	-	-
Cash received from issuance of debentures	1,754,095	-	1,754,095	-
Dividend paid	(251,621)	(293,557)	(251,621)	(293,557)
Subsidiary paid dividend to its shareholders	(9,808)	(9,808)	-	-
Receipt of increased share capital	-	4,363,738	-	4,363,738
Net cash provided by financing activities	3,188,358	4,863,759	2,373,550	2,199,410
Net increase (decrease) in cash and cash equivalents	1,226,712	(723,919)	894,418	402,276
Cash and cash equivalents at beginning of period	2,125,285	4,241,899	613,056	980,358
Cash and cash equivalents at end of period (Note 2)	3,351,997	3,517,980	1,507,474	1,382,634
Supplemental cash flows information				
Cash paid during the period for: -				
Interest expenses	719,677	355,248	396,574	237,729
Corporate income tax	535,626	618,491	378,368	382,033
Non-cash transactions: -				
Unrealised gain on changes in value of investments	7,664	31,271	7,664	31,271
Reversal of allowance for impairment of investments	63,639	-	63,639	-

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2006

1. GENERAL INFORMATION

1.1 Corporate information

Italian-Thai Development Public Company Limited was incorporated as a public company under Thai laws. The Company operates in Thailand and is principally engaged in the provision of construction services. The Company has a total of 3 branches located overseas. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 General information

The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. Airports of Thailand Public Company Limited and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being conducted by Airports of Thailand Public Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the same format that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.4 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2005, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matters: -

- The Company has invested 99.99 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd.

- Thai Ando and Italian-Thai Development Joint Venture and Ando and Italian-Thai Development Joint Venture discontinued their businesses.

- A subsidiary company has invested 99.99 percent in ordinary shares of Aquathai Co., Ltd.

- A subsidiary company has invested 99.99 percent in ordinary shares of Sareethorn Co., Ltd.

The financial statements for the year ended 31 December 2005 of three overseas subsidiaries and three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2005 were Baht 638 million and their aggregate revenues for the year then ended were Baht 1,296 million.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.4% (31 December 2005: 2.2%) and total revenues for the three-month and nine-month periods then ended comprising 4.1% and 4.0% of the respective consolidated totals (2005: 1.8% and 2.4%, respectively). These financial statements were prepared based on financial information complied by the management of these project office and joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 and 2004 have already been audited.

The consolidated financial statements as at 30 September 2006 and for the nine-month period then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures, the balances of which were as follows: -

(Unit: Million Baht)

	Consolidated
	2006
Current assets	5,758
Non-current assets	634
Current liabilities	3,298
Revenues	3,869
Expenses	4,053

1.5 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2005.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Cash and deposits at banks	3,397,153	2,177,198	1,551,495	664,954
Less: Amounts with maturity of more than 3 months	(45,156)	(51,913)	(44,021)	(51,898)
Cash and cash equivalents	3,351,997	2,125,285	1,507,474	613,056

3. PLEDGED DEPOSITS AT BANKS

As at 30 September 2006, approximately Baht 80 million (31 December 2005: Baht 84 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and approximately Baht 536 million (31 December 2005: Baht 589 million) of saving deposits have been pledged to finance and stand by letter of credit. Furthermore, fixed deposits amounting to Baht 64 million (31 December 2005: Baht 71 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and oversea branches.

As at 31 December 2005, fixed deposits amounting to Baht 62 million of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Less than 3 months	5,181,778	5,713,460	3,474,174	2,744,570
3 - 6 months	517,225	293,959	28,075	154,759
6 - 12 months	741,321	338,443	100,031	94,585
More than 12 months	1,200,961	1,509,321	852,143	1,018,683
Total	7,641,285	7,855,183	4,454,423	4,012,597
Less: Allowance for doubtful accounts	(683,264)	(1,077,793)	(641,840)	(1,018,555)
Trade accounts receivable - net	6,958,021	6,777,390	3,812,583	2,994,042

The Company has fully set up an allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	304,260	444,556
IOT Joint Venture	-	-	44,634	299,823
Thai Pride Cement Co., Ltd.	-	-	46,548	107,541
ITD - NCC Joint Venture (NT-2)	-	-	341,163	85,187
ITD - VIS Joint Venture	-	-	89,876	51,122

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	-	49,490
ITD - NCC Joint Venture	-	-	62,775	40,329
PT. Thailindo Bara Pratama	-	-	36,873	36,872
Shimizu - ITD Joint Venture	-	-	-	36,271
Shumizu - ITD Joint Venture (2)	-	-	39,364	31,944
Italian - Thai International Co., Ltd.	-	-	31,534	31,534
Sumitomo - Italian-Thai Joint Venture	-	-	-	29,184
IN Joint Venture	-	-	9,411	20,439
ITD - NSC Joint Venture	-	-	3,856	16,297
Italthai Marine Limited	-	-	10,475	12,460
Bhaka Bhumi Development Co., Ltd.	-	-	3,103	11,779
IDS Joint Venture	-	-	15,342	5,656
Siam Concrete and Brick Products Co., Ltd.	-	-	1,853	8,015
ITD - NAWARAT LLC.	-	-	9,790	-
Others	-	-	17,155	19,080
Total	-	-	1,068,012	1,337,579
Associated companies				
MCRP Construction Corporation, Philippines	748,976	816,643	698,050	765,824
Others	13,273	13,442	12,913	13,082
Total	762,249	830,085	710,963	778,906
Less: Allowance for doubtful accounts	(736,768)	(804,017)	(685,842)	(753,199)
Net	25,481	26,068	25,121	25,707

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Related companies				
(Related by way of common directors)				
Nam Theun 2 Power Co., Ltd.	341,217	473,790	-	-
Siam Steel Syndicate Co., Ltd.	14,115	7,062	14,015	5,546
Pladaeng Co., Ltd.	51,803	51,803	51,803	51,803
Italthai Industrial Co., Ltd.	67,914	31,587	67,878	31,587
Ao Siam Marine Co., Ltd.	76,679	82,183	75,479	80,983
Amari Co., Ltd.	120,235	19,948	120,235	19,948
Nawarat Patanakarn Plc.	7,805	3,007	6,986	229
Italian-Thai Land Co. Ltd.	8,204	8,204	8,204	8,204
Nishimatsu Construction	53,272	-	-	-
Ao Po Grand Marina Co., Ltd.	27,264	-	27,264	-
Sakdi Sin Prasit Co., Ltd.	18,261	-	18,261	-
Others	23,465	16,938	17,451	13,485
Total	810,234	694,522	407,576	211,785
Less: Allowance for doubtful accounts	(64,725)	(65,249)	(64,725)	(65,249)
Net	745,509	629,273	342,851	146,536
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	182,556	266,734	-	-
IOT Joint Venture	26,780	179,894	-	-
ITD - NCC Joint Venture	30,760	19,761	-	-
ITD - NCC Joint Venture (NT-2)	136,465	34,075	-	-
Sumitomo – Italian-Thai Joint Venture	-	14,300	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	19,796	-	-
IN Joint Venture	4,612	10,015	-	-
IDS Joint Venture	9,973	3,676	-	-
ITD - VIS Joint Venture	31,457	17,893	-	-
Shimizu - ITD Joint Venture	-	21,763	-	-
Shimizu - ITD Joint Venture (2)	20,076	16,291	-	-
Others	7,043	8,286	-	-
Total	449,722	612,484	-	-
Trade accounts receivable - related parties - net	1,220,712	1,267,825	1,435,984	1,509,822

The aging of outstanding trade accounts receivable - related parties as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Less than 3 months	915,535	723,825	806,875	691,292
3 - 6 months	59,371	107,104	117,862	146,912
6 - 12 months	84,504	258,801	169,980	299,075
More than 12 months	962,795	1,047,360	1,091,834	1,190,991
Total	2,022,205	2,137,090	2,186,551	2,328,270
Less: Allowance for doubtful accounts	(801,493)	(869,265)	(750,567)	(818,448)
Net	1,220,712	1,267,825	1,435,984	1,509,822

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Subsidiaries and joint ventures				
Sin Rae Muang Thai Co,. Ltd.	-	-	175,264	-
ITD - EGC Joint Venture	-	-	497,970	526,159
Bhaka Bhumi Development Co., Ltd.	-	-	75,895	770,259
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	157,296
PT. Thailindo Bara Pratama	-	-	9,317	65,868
IOT Joint Venture	-	-	-	60,000
ITD - NSC Joint Venture	-	-	52,800	52,800
ITD - NCC Joint Venture	-	-	826	45,900

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Shimizu - ITD Joint Venture (2)	-	-	43,120	43,120
IN Joint Venture	-	-	1,124	41,924
ITD Cementation India Limited	-	-	394,835	10,377
Others	-	-	15,840	7,418
Total	-	-	1,301,560	1,781,121
Associated companies				
MCRP Construction Corporation, Philippines	55,142	-	55,142	-
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	59,742	4,600	59,742	4,600
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	55,142	-	55,142	-
Related companies				
(Related by way of common directors)				
Asia Pacific Potash Corporation Limited	58,321	-	58,321	-
Italthai Engineering Co., Ltd.	-	12,281	-	-
Total	58,321	12,281	58,321	-
Short-term loans and advances to related parties - net	113,463	12,281	1,415,023	1,781,121

Significant movements in the short-term loans and advances to related parties balances during the nine-month period ended 30 September 2006 are as follows: -

(Unit: Thousand Baht)

	31 December 2005	During the period Increase	During the period Decrease	30 September 2006
Subsidiaries and joint ventures				
Sin Rae Muang Thai Co., Ltd.	-	3,339,464	(3,164,200)	175,264
ITD - EGC Joint Venture	526,159	108,449	(136,638)	497,970
Bhaka Bhumi Development Co., Ltd.	770,259	112,620	(806,984)	75,895
Siam Concrete and Brick Products Co., Ltd.	157,296	-	(122,727)	34,569
PT. Thailindo Bara Pratama	65,868	-	(56,551)	9,317
IOT Joint Venture	60,000	-	(60,000)	-
ITD - NCC Joint Venture	45,900	826	(45,900)	826
IN Joint Venture	41,294	630	(40,800)	1,124
ITD Cementation India Limited	10,377	387,310	(2,852)	394,835

(Unit: Thousand Baht)

	31 December 2005	During the period Increase	During the period Decrease	30 September 2006
Associated company				
MCRP Construction Corporation, Philippines	-	55,142	-	55,142
Related companies				
Asia Pacific Potash Corporation Limited	-	58,321	-	58,321
Italthai Engineering Co., Ltd.	12,281	-	(12,281)	-

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2006	Percentage of shareholding 31 December 2005	Investment Cost 30 September 2006	Investment Cost 31 December 2005	Investment Equity 30 September 2006	Investment Equity 31 December 2005
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,931)	(16,133)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(138,393)	(128,235)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	24,485	5,261
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(80,897)	(29,591)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	1,485,000	1,475,782	1,421,112
Sin Rae Muang Thai Co., Ltd.	Mining	3,500,000	99.99	-	3,150,099	-	3,149,535	-
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(3,263)	(1,447)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	107,146	85,530
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	51,511	63,742
ITD Cementation India Ltd.	Construction services in India	46 (Million INR)	80.48	80.48	524,852	524,852	480,675	527,711
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	121,022	110,584
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	119,290	117,694
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	81,247	76,138
ITD - NAWARAT LLC.	Construction services in United Arab Emirates	300 (Thousand AED)	49.00	49.00	1,652	1,652	19,493	6,348
Total investments in subsidiaries					5,912,416	2,762,317	5,392,702	2,238,714

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment Cost		Investment Equity	
			30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
			Percent	Percent				
Investments in joint ventures								
ITD – VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	73,138	65,281
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(53,564)	(81,962)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	5,369	6,978
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	60.00	60.00	-	-	174,511	73,833
ITD - EGC Joint Venture	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	4,517	48,476
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	1,347	21,888
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	26,406	27,019
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	16,397	14,755
ITD - NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	(17,563)	(23,506)
Shimizu - ITD Joint Venture (2)	Contractor of construction of bridge in Laos	-	49.00	49.00	-	-	(2,958)	820
Ando and Italian-Thai Development Joint Venture	Dissolution	-	45.00	45.00	-	-	-	(228,939)
Thai Ando and Italian-Thai Development Joint Venture	Dissolution	-	45.00	45.00	-	-	-	(42,705)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	61,817	102,988
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	40.00	40.00	-	-	122,236	132,571
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	76,090	199,172
POC - ITD Joint Venture	Construction of Sihanoukville port in Cambodia	-	40.00	40.00	-	-	4,460	3,732
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	24,658	56,914
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(176,904)	(117,617)
I.C.C.T. Joint Venture	Construction and ground improvement	-	25.00	25.00	-	-	38,989	46,645
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	4,138	17,264
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	692,861	696,038
Total investments in joint ventures					-	-	1,075,945	1,019,645

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2006	Percentage of shareholding 31 December 2005	Investment Cost 30 September 2006	Investment Cost 31 December 2005	Investment Equity 30 September 2006	Investment Equity 31 December 2005
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	20,044	20,428
Mcquay (Thailand) Co., Ltd.	Dissolution	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	27,800	28,189
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	20,410	23,667
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	14,917	13,526
Asia Steel Corporation	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	96,389	98,251
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	21.06	71,603	71,603	85,029	75,205
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	264,589	259,266
Total					6,248,449	3,098,350	6,733,236	3,517,625
Add: Allowance for loss from investments under equity method					-	-	488,473	670,135
Total investments accounted for under equity method					6,248,449	3,098,350	7,221,709	4,187,760

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2006	31 December 2005	Investment Cost 30 September 2006	31 December 2005	Equity 30 September 2006	31 December 2005
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	264,589	259,266
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	267,114	261,791

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the period, the Company has invested 99.99 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd. In addition, Thai Ando and Italian-Thai Development Joint Venture and Ando and Italian-Thai Development Joint Venture discontinued their businesses.

On 30 September 2006, a resolution of an extraordinary general meeting of Sin Rae Muang Thai Co., Ltd. ("a subsidiary company")'s shareholders authorised the increase of that company registered share capital from Baht 1,000,000 to Baht 3,500,000,000 through the issue of 34,990,000 additional ordinary shares at a par value of Baht 100 each, totaling Baht 3,499,000,000. That Company registered the increase in share capital with the Ministry of Commerce on 7 July 2006. The Company purchased all of these new ordinary shares and as result its percentage shareholding in this company is changed from 99.93 percent to 99.99 percent.

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2006	Percentage of shareholding 31 December 2005	Investment 30 September 2006	Investment 31 December 2005
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Theppratham Properties Co., Ltd.	Real estate development	-	19.80	-	247,500
Less: Allowance on impairment				-	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	5.45	54,500	54,500
Less: Allowance on impairment				-	(54,500)
				54,500	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	13.35	14.14	308,714	325,139
Add: Unrealised gain from changes in value of investments				71,106	64,092
				379,820	389,231
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	191,014	200,333
Less: Unrealised loss from changes in value of investments				(22,955)	(66,493)
				168,059	133,840

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2006	Percentage of shareholding 31 December 2005	Investment 30 September 2006	Investment 31 December 2005
		Percent	Percent		
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Add: Unrealised gain form changes in value of investments				1,463	(9,139)
				10,602	-
Nawarat Patanakarn Plc.	Construction services	5.23	6.04	130,000	150,000
Add: Unrealised gain (loss) from changes in value of investments				(40,300)	6,000
				89,700	156,000
Everland Plc.	Property development	0.04	-	110	-
Add: Unrealised gain from changes in value of investments				1,314	-
				1,424	-
Total investments in other companies				1,253,818	1,228,784
Consolidated					
Investments in other companies, directly held by the Company				1,253,818	1,228,784
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.83	0.83	19,178	19,178
Add: Unrealised gain from changes in value of investments				4,418	3,781
				23,596	22,959
Total				24,846	24,209
Total investments in other companies				1,278,664	1,252,993

As at 30 September 2006, parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 14.

During the period, the Company sold its investments in Thepprathan Properties Co., Ltd. and partial investments in Nawarat Patanakarn Plc. and Charoong Thai Wire and Cable Plc. The Company recorded gain on sales of investments approximately Baht 8.6 million.

During the period, the Company reversed loss on impairment of investments in Siam Steel Syndicate Co., Ltd. and K.C. Property Plc. approximately Baht 63.6 million.

8. INVESTMENT IN A POTASH MINE PROJECT

During the period, the Company invested in a potash mine through a group of related companies. These companies are in the process of restructuring their investment structure and expect this to be completed in 2006. The Company expects to make additional investment to give it a 90% stake in the potash mine project, and has therefore recorded such investment as an asset under the caption of "Investment in potash mine project". However, the concession for the potash mine is still being requested from the government.

9. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	528,400	928,400
ITD - NCC Joint Venture	-	-	254,490	254,490
Ando and Italian-Thai Development Joint Venture	-	-	-	229,382
Italian-Thai International Co., Ltd.	-	-	128,137	106,275
IDS Joint Venture	-	-	199,500	199,500
Southern Industries (1996) Co., Ltd.	-	-	24,673	-
IN Joint Venture	-	-	97,920	97,920

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	1,623
Thai Ando and Italian-Thai Development Joint Venture	-	-	-	43,227
Bhaka Bhumi Development Co., Ltd.	-	-	90,562	-
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,000	10,000
Others	-	-	9,794	9,805
Total	-	-	1,646,476	1,985,622
Less: Allowance for doubtful accounts	-	-	(24,673)	-
Net	-	-	1,621,803	1,985,622
Associated companies				
Palang Thai Kaowna Co., Ltd.	280,702	280,702	280,702	280,702
Khunka Palang Thai Co., Ltd.	58,882	58,882	58,882	58,882
Mcquay (Thailand) Co., Ltd.	12,017	11,788	12,017	11,788
Total	351,601	351,372	351,601	351,372
Less: Allowance for doubtful accounts	(351,601)	(351,372)	(351,601)	(351,372)
Net	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Bangkok Mass Transit System Plc.	101,143	101,143	101,143	101,143
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	-	24,673	-	24,673
Central Bay Reclamation and Development Corp.	38,421	39,777	-	-
Total	846,967	872,996	808,546	833,219
Less: Allowance for doubtful accounts	(846,967)	(872,996)	(808,546)	(833,219)
Net	-	-	-	-
Long-term loans and advances to related companies - net	-	-	1,621,803	1,985,622

Significant movements in the long-term loans and advances to related parties balances for the nine-month period ended 30 September 2006 are as follows: -

(Unit: Thousand Baht)

	31 December 2005	During the period Increase	During the period Decrease	30 September 2006
Subsidiaries and joint ventures				
ITO Joint Venture	928,400	-	(400,000)	528,400
Ando and Italian-Thai Development Joint Venture	229,382	-	(229,382)	-
Italian-Thai International Co., Ltd.	106,275	21,862	-	128,137
ITD-NCC Joint Venture (NT-2)	1,623	198,000	(1,623)	198,000
Thai Ando and Italian-Thai Development Joint Venture	43,227	-	(43,227)	-
Bhaka Bhumi Development Co., Ltd.	-	204,205	(113,643)	90,562
Associated company				
Mcquay (Thailand) Co., Ltd.	11,788	229	-	12,017
Related company				
Central Bay Reclamation and Development Corp.	39,777	-	(1,356)	38,421

10. PROPERTY, PLANT AND EQUIPMENT

Movements of the property, plant and equipment account during the nine-month period ended 30 September 2006 are summarized below.

(Unit: Thousand Baht)

	CONSOLIDATED	THE COMPANY ONLY
Net book value as at 1 January 2006	14,271,167	10,116,682
Increase from purchase of investment in subsidiary	2,680	-
Acquisitions during period - at cost	4,320,138	884,117
Disposals during period - net book value at disposal date	(2,629,064)	(69,101)
Depreciation for period	(1,173,173)	(796,881)
Translation adjustment	(124,618)	(59,100)
Net book value as at 30 September 2006	14,667,130	10,075,717

As at 30 September 2006, the Company and its subsidiaries have mortgaged part of the building with aggregate net book values of approximately Baht 546 million and land of Baht 47 million (31 December 2005: Baht 578 million and Baht 125 million, respectively) with a bank to secure long-term loans from this bank, as discussed in Note 14.

As at 30 September 2006, some subsidiaries have mortgaged and granted power of attorney to mortgage Baht 5 million (31 December 2005: Baht 5 million) of the land and buildings with banks to secure credit facilities granted to the subsidiaries by those banks.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 157 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

During the period, the Company entered into an agreement with a local commercial bank granting a new loan amounting to Baht 3,299 million to make investment in a potash mine project. The loan was secured by the pledge of share certificates of the group of related companies.

12. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	12,104	161,140
I.C.C.T. Joint Venture	-	-	161,012	184,354
Thai Maruken Co., Ltd.	-	-	23,403	71,986
ITO Joint Venture	-	-	6,504	31,024
Italthai Trevi Co., Ltd.	-	-	48,203	42,727
Siam Concrete and Brick Products Co., Ltd.	-	-	61,037	62,590

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
ITD - VIS Joint Venture	-	-	54,625	53,443
Asian Steel Product Co., Ltd.	-	-	7,494	54,218
Thai Pride Cement Co., Ltd.	-	-	23,286	50,895
ITD - NSC Joint Venture	-	-	-	15,023
Nha Pralan Crushing Plant Co., Ltd.	-	-	5,252	6,148
Others	-	-	8,347	6,275
Total	-	-	411,267	739,823
Associated companies				
MCRP Construction Corporation, Philippines	134,063	85,689	134,063	85,689
Bangkok Steel Wire Co., Ltd.	58,322	27,309	14,526	-
Thai Rent All Co., Ltd.	18,076	21,794	17,853	21,566
ATO-Asia Turnouts Ltd.	2,761	5,826	1,096	985
Others	5,675	5,675	-	-
Total	218,897	146,293	167,538	108,240
Related companies				
(Related by way of common directors)				
Takenaka Corporation	-	285,376	-	-
Obayashi Corporation	371,418	253,425	-	-
Italthai Industrial Co., Ltd.	140,889	150,953	109,448	69,478
Siam Steel Syndicate Co., Ltd.	51,588	109,218	51,588	105,547
Italthai Engineering Co., Ltd.	64,642	68,813	61,152	22,161
Alcatel Contracting GmbH	-	20,063	-	-
Charoong Thai Wire & Cable Plc.	73,827	47,109	73,536	41,248
Penta-Ocean Construction Co., Ltd.	10,992	46,033	-	-
Saraburi Coal Co., Ltd.	23,155	34,818	-	-
Aquathai Co., Ltd.	-	14,759	-	14,759
Nawarat Patanakarn Plc.	40,995	5,961	36,849	3,148
Nishimatsu Construction	10,002	4,835	-	-
3B Holding Co., Ltd.	8,916	-	8,916	-
Thai Obayashi Corporation Limited	399,752	680	-	-
Others	12,475	3,832	2,839	129
Total	1,208,651	1,045,875	344,328	256,470

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	7,262	96,684	-	-
I.C.C.T. Joint Venture	120,759	138,265	-	-
ITO Joint Venture	3,902	18,614	-	-
ITD - VIS Joint Venture	19,119	18,705	-	-
Others	1,181	8,498	-	-
Total	152,223	280,766	-	-
Trade accounts payable - related parties	1,579,771	1,472,934	923,133	1,104,533

13. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 September 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	686,154	685,299
Total	-	-	686,154	685,299
Related companies				
Nam Theun 2 Power Co., Ltd.	628,732	820,272	-	-
Nishimatsu Construction	-	71,351	-	-
Obayashi Corporation	120,742	70,292	-	-
Nawarat Patanakarn Plc.	15,433	10,775	-	-
Saraburi Coal Co., Ltd.	60,000	-	-	-
Others	39	5,190	-	-
Total	824,946	977,880	-	-
Short-term loans and advances from related parties	824,946	977,880	686,154	685,299

Significant movements in the short-term loans and advances from related companies balances during the nine-month period ended 30 September 2006 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 September
	2005	Increase	Decrease	2006
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	685,299	855	-	686,154
Related companies				
Nam Theun 2 Power Co., Ltd.	820,272	-	(191,540)	628,732
Nishimatsu Construction	71,351	-	(71,351)	-
Obayashi Corporation	70,292	50,450	-	120,742
Nawarat Patanakarn Plc.	10,775	5,939	(1,281)	15,433
Saraburi Coal Co., Ltd.	-	60,000	-	60,000

14. LONG-TERM LOANS

As at 30 September 2006 and 31 December 2005, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Long-term loans	2,627	2,425	1,140	1,571
Less: current portion	(715)	(684)	(424)	(583)
Long-term loans - net of current portion	1,912	1,741	716	988

Movement in the long-term loans account during the nine-month period ended 30 September 2006 are summarized below.

(Unit: Million Baht)

	CONSOLIDATED	THE COMPANY ONLY
Balance as at 1 January 2006	2,425	1,571
Add: Additional borrowings	1,276	581
Less: Repayment	(1,006)	(944)
Less: Translation adjustment	(68)	(68)
Balance as at 30 September 2006	2,627	1,140

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 593 million as at 30 September 2006 (31 December 2005: Baht 703 million), as discussed in Notes 7 and 10 respectively.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

15. DEBENTURES

On 30 March 2006, a resolution of the Annual General Meeting of the Company's shareholders authorised the issue and offer to not more than Baht 10,000 million, or USD 250 million, of debentures with a face value of Baht 1,000 each and a tenor of no more than 10 years from the date of issue.

On 20 September 2006, the Company scheduled the issue debentures with a face value of Baht 1,000 each. These unsecured, registered, senor debentures, with a trustee, are classified into 2 types as follows.

a) Debenture type 1: Baht 1,057,100,000 of 2-year debentures maturing on 20 September 2008 and baring interest at a rate of 6.75 percent per annum.

b) Debenture type 2: Baht 706,700,000 of 3-year debentures maturing on 20 September 2009 and baring interest at a rate of 7.00 percent per annum.

In addition, the debenture agreement contains covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

16. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of equipment	Cost
Sale of investment	Market price
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Purchase of investment	Approximating net book value
Interest on loans	Mutual agree rate

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 30 September		For the three-month periods ended 30 September	
	2006	2005	2006	2005
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	475	915
Sale of equipment	-	-	-	8
Purchases of construction materials and services	-	-	233	164
Purchase of equipment	-	-	5	10
Transactions with associated companies				
Construction services and other income	2	11	2	7
Purchases of construction materials and services	130	30	80	18

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 30 September		For the three-month periods ended 30 September	
	2006	2005	2006	2005
Transactions with related companies				
Construction services and other income	1,092	846	322	389
Sales of equipment	4	-	-	-
Purchases of construction materials and services	229	557	176	140
Purchases of equipment	69	24	67	20

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the nine-month periods ended 30 September		For the nine-month periods ended 30 September	
	2006	2005	2006	2005
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	1,635	4,149
Sale of equipment	-	-	-	16
Purchases of construction materials and services	-	-	473	426
Purchase of equipment	-	-	7	16
Transactions with associated companies				
Construction services and other income	14	40	8	31
Purchases of construction materials and services	188	87	93	58
Transactions with related companies				
Construction services and other income	3,123	3,285	654	1,075
Sales of equipment	5	-	-	-
Sale of investment	22	-	22	-
Purchases of construction materials and services	722	1,147	479	521
Purchases of equipment	143	87	139	80
Purchase of investment	22	-	-	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 September 2006 and 31 December 2005 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 September 2006 is equivalent to Baht 469 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. The Central Bankruptcy Court granted an order for reorganisation of this company on 7 July 2006 and appointed its planner on 21 August 2006. During the third quarter of 2006, negotiations with the Company on the sale of this debt, for which the Company has received a deposit of Baht 110 million, were terminated. The Company is currently considering whether the deposit should be returned to the buyer under the conditions agreed. The deposit is recorded as a liability under the caption of "Advance received for sale of receivable". The Company is currently negotiating to sell the debt to another buyer and, based on the preliminarily agreed price, the Company has set aside provision for loss amounting to Baht 294 million in 2006, making total provision of Baht 327 million, in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance for impairment of assets and contingent liabilities".

17. DIVIDEND PAID

Dividends of the Company which were declared in 2006 and 2005 consist of the following: -

(Unit: Baht)

	Approved by	Number of shares	Dividend per share	Total dividends
Final dividends on 2005 earnings	Annual General Meeting of the shareholders on 30 March 2006	4,193,678,180	0.06	251,620,691
Total for the period 2006				251,620,691
Final dividends on 2004 earnings	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the period 2005				293,557,473

18. PROVISION FOR LOSS ON CONSTRUCTION PROJECT

As at 31 December 2005 and through to 30 June 2006, the Company prepared cost and revenues projections for the construction of the Koldam project in India, with no material losses. However, during the third quarter of 2006, the Company assessed and revised its projections because a delay in the project had resulted in a 2-year extension of the construction period. This caused a significant increase in cost of construction. The Company has recognized provision for loss on the construction project amounting to Baht 758 million in this third quarter.

The Company believes that the delay which resulted in the loss is not the fault of the Company, and is currently negotiating with the contractor. Since there is uncertainty as to whether the cost will be recoverable, the Company has not recognised revenue.

19. CORPORATE INCOME TAX

No interim corporate income tax was payable on the Company's net earnings for the three-month and nine-month periods ended 30 September 2005 since the Company had tax loss brought forward from previous years over its net earnings for the periods.

Interim corporate income tax for the three-month and nine-month periods ended 30 September 2006 and 2005 of subsidiaries and joint ventures in Thailand have been calculated on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

Interim corporate income tax that presented in the consolidated financial statement is an interim corporate income tax of the overseas branches and subsidiaries which calculated in accordance with accounting standard and/or tax law of those countries.

20. COST OF CONSTRUCTION WORK

As at 30 September 2006, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or loss recognised for current construction projects, amount to Baht 146,588 million (The Company only: Baht 86,542 million).

21. GUARANTEES

As at 30 September 2006 and 31 December 2005, there were outstanding guarantees of approximately Baht 26,909 million and Baht 24,749 million respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 September 2006 and 31 December 2005, there were guarantees of approximately Baht 8,750 million and 8,226 million respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Asian Steel Product Co., Ltd., Italthai Marine Co., Ltd. and ITD Cementation India Limited, for which the Company issued full guarantees for the credit facilities).

22. COMMITMENTS

22.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the special purpose vehicle has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been

settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 September 2006, the outstanding balance of loans amounted to Baht 1,963 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. The Central Bankruptcy Court granted an order for reorganisation to this company on 7 July 2006 and appointed its planner on 21 August 2006. During the third quarter of 2006, negotiations on the sale of this debt by the special purpose vehicle were terminated and the special purpose vehicle is currently negotiating its sale to another buyer. Based on the preliminarily agreed price, the special purpose vehicle set aside provision for loss amounting to Baht 422 million in 2006, making a total provision of Baht 815 million in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance for impairment of assets and contingent liabilities".

As at 30 September 2006, assets foreclosed of the special purpose vehicle are as follows:

1. Securities

a) Non-listed securities

(Unit: Million Baht)

	Amount
Ordinary shares:	
Italian-Thai Land Co., Ltd. (Land holding)	70
Palit Palang Ngan Co., Ltd. (Land holding)	107
Khunka Palang Thai Co. Ltd. (Land holding)	15
Palang Thai Kaowna Co., Ltd. (Land holding)	101
Total non-listed securities	293
b) Listed security	
Ordinary shares:	
TT&T Public Co., Ltd.	
(net of allowance for revaluation of security)	37
Total securities	330
2. Land and building	
Land	335
Building and condominium unit	90
Total land and building	425
3. Assets related to Bangkok Mass Transit System Public Co., Ltd.	
Expected selling price	181
Total assets foreclosed	936

22.2 As at 30 September 2006 and 31 December 2005, the Company and joint ventures had the outstanding major commitments as follows:

(Unit: Million)

Currency	Consolidated	
	30 September 2006	31 December 2005
Baht	2,145	4,479
NTD	3,351	3,198
JPY	280	29
USD	15	28
INR	2,357	2,406

22.3 As at 30 September 2006 and 31 December 2005, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Baht	203.9	68.7	-	3.3
EUR	7.0	8.1	1.9	0.8
JPY	124.8	-	36.0	-
USD	2.9	5.6	1.7	0.8
AUD	-	0.1	-	0.1
NTD	662.5	3.5	-	-
INR	949.3	317.2	-	-
PHP	1.4	-	-	-
AED	0.3	-	-	-

22.4 As at 30 September 2006, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

22.5 As at 30 September 2006, the Company had outstanding commitment of Baht 349 million in respect of uncalled portion of investment in a subsidiary.

23. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 78 million (31 December 2005: Baht 218 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

24. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and nine-month periods ended 30 September 2006 and 2005 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 30 September 2006 and 2005									
	Local		Overseas		Total		Elimination		Grand total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues from construction services	7,829	8,681	2,276	1,955	10,105	10,636	(398)	(598)	9,707	10,038
Segment operating profits (loss)	234	295	(951)	107	(951)	402	(717)	-	(717)	402
Unallocated income (expense):										
Gain on exchange									5	23
Other income									158	246
Administrative expenses									(306)	(230)
Reversal of (allowance for) doubtful accounts									(11)	13
Allowance on diminution in value of assets and contingent liabilities									(630)	-
Share of loss from investments accounted for under equity method									(2)	-
Interest expenses									(276)	(168)
Corporate income tax									(11)	(22)
Minority interests									(6)	(1)
Net earnings (loss) for the period									(1,796)	263

(Unit: Million Baht)

	Consolidated									
	For the nine-month periods ended 30 September 2006 and 2005									
	Local		Overseas		Total		Elimination		Grand total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues from construction services	20,717	23,569	8,211	5,612	28,928	29,181	(1,212)	(2,591)	27,716	26,590
Segment operating profits	1,148	1,141	(701)	225	447	1,366	-	-	447	1,366
Unallocated income (expense):										
Gain (loss) on exchange									(115)	55
Other income									464	598
Administrative expenses									(916)	(721)
Allowance for doubtful accounts									(27)	(38)
Reversal of allowance for impairment of investments									64	-
Allowance on diminution in value of assets and contingent liabilities									(630)	-
Share of profit from investments accounted for under equity method									10	3
Interest expenses									(664)	(411)
Corporate income tax									(32)	(46)
Minority interests									(21)	(16)
Net earnings (loss) for the period									(1,420)	790

The Company, its subsidiaries and its joint ventures have applied the pricing policies described in Note 16 to set transfer prices.

25. FINANCIAL INSTRUMENTS

As at 30 September 2006, the Company, its subsidiaries and joint ventures had outstanding forward exchange contracts of which details are presented below.

Buy	Million	Maturity date	Exchange rate
EUR	0.3	October 2006 - January 2007	49.42 - 50.19
JPY	171.5	October 2006 - December 2006	0.36

The Group will earn future revenues in foreign currencies in an amount of approximately USD 37 million, INR 19,436 million, PHP 1,039 million, NTD 3,983 million, JPY 915 million and AED 55 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

26. SUBSEQUENT EVENT

26.1 On 26 October 2006, the Company purchased the new ordinary shares of ITD Cementation India Limited approximately amounting to Baht 389 million and as results its percentage of shareholding in this company is unchanged.

26.2 On 11 October 2006, the Federation of Accounting Professions ("FAP") issued the Notification No. 26/2006 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1), under which investments in subsidiaries, jointly controlled entities and associates are to be presented in separate financial statements under the cost method rather than the equity method. Entities which are not ready to adopt the cost method in 2006, can continue to use the equity method through the end of 2006 and adopt the cost method as from 1 January 2007.

This Notification of the FAP was announced in the Royal Gazette and is effective from 30 October 2006.

27. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

28. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised for issue by the Company's authorised director on 14 November 2006.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

RECEIVED

Symbol ITD
Headline Operating Result
Date/Time 14 Nov 2006 19:54:00

Translation

With reference to the Company's Financial Statements for the period ending 30th September 2006 submitted to the SET by our letter No. CSD 051/2006 dated 14th November 2006. The Company's net losses for the last quarter and last nine-months up to 30th September 2006 were Baht 1,795.63 million and Baht 1,420.23 million respectively. They were deceases from the same period of the previous year of Baht 2,058.58 million or 782.87% for the quarter and Baht 2,210.22 million or 279.78% for the nine-month per

The Company wishes to explain the reasons contributing to the losses as follows:

1. The Company's gross profit for the quarter and the nine-month period of 2 were Baht 40.51 million and Baht 1,206.44 million respectively. They were deceases for the same periods of the previous year of Baht 361.83 million or 89.93% for the quarter and Baht 160.17 million or 11.72% for nine-month period. One of the main reasons for the decreases was due to the increase of the cost of construction for certain projects such as the Kol Dam Hydro-electric Power Project-India, Phulay Beach Resort Project, Southern Outer Bangkok Ring Road Inter City Motorway Project and the Suvarnabhumi Airport Projects.

2. The Company had made provision for loss on the construction project of Kol Dam Hydro-electric Power Project in India amounting Baht 758.05 million in this quarter due to the increase in costs from delays in construction and increases in material and labor costs. The Company should be able to claim such loss from the Employer. Since it is still uncertain that the Company will receive such claim, the Company did not record revenues which may arise from those claim.

3. On 7th July 2006, the Central Bankruptcy Court ordered Bangkok Mass Transit System Public Company Limited into rehabilitation and appointed a planner on 21st August 2006. The Company had outstanding retentions owed by the said company of approximately Baht 403 million and USD 1.7 mi Under the Company's rehabilitation plan, the Company transferred some debtors and investments in the said company to a special purpose vehicle (ITD SPV) for sales in order to repay creditors. The Company was obliged to extend loans to ITD SPV in amounts equal to the remaining debts which caused the uncertainty on contingent liabilities if in the future the value of the sales of assets is less than the remaining debts.

However, the Company sold these debts to a buyer, at the agreed price, and the Company set aside provision for the anticipated actual loss and for the amount which the Company was obliged to pay to the special purpose vehicle of Baht 630 million in 2006 and recorded this as "Allowance on impairment of assets and contingent liabilities

4. The Company recorded interest expenses of Baht 276.04 million for the quarter and Baht 664.19 million for the nine-month period. They were increases from the same periods of the previous year Baht 108.31 million or 64.57% for the quarter and Baht 235.47 million or 61.71% for the nine-m period due to the interest burden of the loan to ITD Cementation India Ltd. and loan to the Potash mining project. The Company did not have these transactions in the previous year.

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Symbol ITD
Headline reviewed quarterly financial statements (F45-3)
Date/Time 14 Nov 2006 19:54:00

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

	Ending September 30,		Reviewed (In thousands)	
	Quarter 3		For 9 Months	
Year	2006	2005	2006	2005
Net profit (loss)	(1,795,631)	262,952	(1,420,231)	789,984
EPS (baht)	(0.43)	0.06	(0.34)	0.19

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..
(Mrs.Nijaporn Charanachitta)
Senior Executive Vice President
Authorized to sign on behalf of the company

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Signed Contracts
Date/Time 06 Nov 2006 08:52:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on September - October 2006 the Company signed five contracts as follows:

Name of Project	Client	Price Million Baht (including VAT)
1.The construction of ZRM # 3 Foundation and Substation Project, Rayong province. Signing date : Oct 31, 2006 Period of work : 7.5 months	Thainox Stainless Public Co., Ltd.	96.20
2.The construction of a Road Tunnel under Railway Track at km.14+600, Bangkok. Signing date :Oct 20, 2006 Period of work :8 months	Property Perfect Public Co.,Ltd	37.00
3.The construction of Bangkadee Industrial Park Natural Gas Pipeline Project, Pathumthani Province. Signing date :Oct 12, 2006 Period of work :240 days	PTT Public Co., Ltd.	90.95
4.The construction of Chitralada School (Polytechnic) Dusit District, Bangkok. Signing date :Oct 6, 2006 Period of work :17 months	Chitralada School (Polytechnic)	199.00
5.The construction of Southern Outer Bangkok Ring Road Inter	China Harbour Engineering Co., Ltd.	133.28

City Motorway Project,
Samutrprakarn
Province.

Signing date :Sep 1, 2006
Period of work :216 days

Details of the contract works are as follows:-

1.The construction of ZRM # 3 Foundation and Substation Project, Rayong Province.

Description of works: Construction of a reinforced concrete foundation to support the equipment for ZRM # 3 , an oil cellar and a reinforced concrete 3 storey building.

2.The construction of Road Tunnel under Railway rack at km.14+600 , Bangkok

Description of works: Design, utility relocation, road tunnel construction (190 m) , ramp entrance to the tunnel, mechanical and electrical works.

3.The construction of Bangkadee Industrial Park Natural Gas Pipeline Project, Pathumthani Province

Description of works: The installation of Natural Gas Pipeline 12" diameter with a total length of 1.6 km. and 8" diameter pipeline with total length 5.3 km. from Rangsit Railway Station to Bangkadee industrial park.

4. The construction of Chitralada School (Polytechnic) Project.

Description of works: Design and built project of two four-storeyed buildings, a study building and a shop. The design and construction works include architectural, structural and building system works.

5. The construction of Southern Outer Bangkok Ring Road Inter City Motorway Project. Samutrprakarn Province

Description of works:Construction of 2 interchanges and 5 bridge approach structures with a total of 30 deck slabs and associated earth works.

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[illegible]	ITD
Headline	Signed contracts 5 project
Date/Time	09 Oct 2006 09:07:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during September to October 2006 the Company signed five contracts as follows:

Name of Project	Client	Price Million Baht (including VAT)
1.The Maintenance of Thammasat University's Gymnasium, Rangsit Campus, Pathumthani Province, for the 24th Summer World University Game Project.	Bangkok Summer Universiade 2007 Organising Committee	75.64

Signing date: Oct 2, 2006
Period of work: 210 days

2.The Construction of Varopas Palace 1 and 2 Taweewattana District, Bangkok.	The Royal Irrigation Department	106.82

Signing date: Sep 27, 2006
Period of work: 360 days

3.The Construction of the Overall Civil Works Project for PTT - Phenol Project, Rayong Province.	CTCI (Thailand) Co.,Ltd.	255.01

Signing date: Sep 1, 2006
Period of work:18 months

4.Steel Structure Fabrication and Installation Work for OSBL Area/Common Pipe Rack and misc for PTT - Phenol Project, Rayong Province.	CTCI (Thailand) Co.,Ltd.	132.33

Signing date: Sep 1, 2006

Period of work: 9 months

5.Steel Structure Fabrication and Installation Work for ISBL Area/Area Structure and misc , for PTT - Phenol Project, Rayong Province.	CTCI (Thailand) Co.,Ltd.	115.55

Signing date: Sep 1, 2006
Period of work: 16 months

Details of the contract works are as follows:-

1. The Maintenance of Thammasat University's Gymnasium, Rangsit Campu Pathumthani Province for the 24th Summer World University Game Project.

Description of works: Maintain and rectify gymnasium Nos. 1, 2 , 4 ,5, 6 and 7. The scope includes architectural, sanitary system, air conditioning and electrical system works.

2.The Construction of Varopas Palace 1and 2 , Taweewattana District, Bangkok

Description of works: Construction of reinforcement concrete buildings, two floors high for the Varopas Palace 1 and 2.

3.The Construction of the Overall Civil Works Project for PTT - Phenol Project, Rayong Province

Description of works: Concrete foundation and structure requiring 25,000 cu.m. of concrete and concrete paving with total area of 52,000 sq.m.

4.Steel Structure Fabrication and Installation Work for OSBL Area/Common Pipe Rack and Misc, for PTT - Phenol Project Rayong Province.

Description of works: Procurement, fabrication and installation of steel structure work for the OSBL Area/Common Pipe Rack and miscellaneous works.

5.Steel Structure Fabrication and Installation Work for ISBL Area/Area Structure and Misc , for PTT - Phenol Project Rayong Province.

Description of works:Procurement, fabrication and installation of steel structure work for the ISBL Area/Area Structure and miscellaneous works.

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Symbol ITD
Headline Signed 6 Contracts
Date/Time 04 Sep 2006 08:58:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during June-August 2006 the Company signed Six contracts as follows:

Name of Project	Client	Price (includingVAT)
1. The Construction of manholes and underground duct banks in conjunction with the Bangkok Mass Transit System Extension Project (Sukhumvit Section 1), Bangkok	Metropolitan Electricity Authority	Bt 186.30 M

Signing date : Aug 29, 2006
Period of work : 30 months

2. The Installation of ADSS Optical Fiber Cable of 24 Cores at Yannawa , Bangkapi , Klongtoei Districts and Samutr Prakarn Province,	Metropolitan Electricity Authority	Bt 104.25 M

Signing date : Aug 7, 2006
Period of work : 300 days

3. The Installation of radiation detection equipment in Leam Chabang Port, Chonburi Province	Athna Government Services Corporation	USD 1.49 M (Equivalent to Bt 56.59 M1)

Signing date :Aug 2, 2006
Period of work :4 months

4. The Construction of a Car Parking Building, Bangkok	Osotspa Co.,Ltd.	Bt 51.50 M

Signing date :Aug 1,2006

Period of work : 6 months

5.The Construction of Steel Structure Work for ATC Reformer, Rayong Province	SKEC (Thai) Limited	Bt 52.20 M

Signing date :Jul 19,2006
Period of work :377 days

6.The Construction of Civil Work (GS-1 Package) for ATC Reformer Aromatics Complex II Project, Rayong Province.	GS E&C Thai Co.,Ltd.	Bt 135.91 M

Signing date :Jun 29,2006
Period of work :483 days

Remark: 1.The exchange rate of Bank of Thailand as of August 2, 2006 : USD 1 = Bt 37.88

Details of the contract works are as follows:-

1.The Construction of Manholes and Underground Duct Banks in conjunction with the Bangkok Mass Transit System Extension Project (Sukhumvit Section 1) , Bangkok

Description of works: Construction 30 units of manholes; underground duct banks embedded in reinforced concrete (size 24, 18, 12, 6 and 3 ducts) total length 4,750 metres; underground duct banks installed with the pipe jacking method (size 18, 15 and 12 ducts) with total length 672 metres; and underground duct banks by the HDD method (size 18 ducts) with total length 160 metres .

2. The Installation of ADSS Optical Fiber Cable of 24 Cores at Yannawa , Bangkapi , Klongtoei Districts and Samutr Prakarn Province,
Description of works: Survey, Design, Construction installation of ADSS Optical Fiber Cable of 24 Cores at Yannawa, Bangkapi , Klongtoei Districts and Samutr Prakarn Province, including commissioning

3.The Installation of radiation detection equipment in Leam Chabang Port, Chonburi Province
Description of works:
- Construction of concrete foundations for the equipment
- Installation of conduits and duct banks for the remote control system
- Installation of fiber optic cable
- Installation of radiation detection equipment

4.The Construction a Car Parking Building, Bangkok
Description of works:Construction of a 5 storey car parking building

5.The Construction of Steel Structure Work for ATC Reformer, Rayong Province.
Description of works:Procurement, fabrication and erection of a steel structure.

6.The Construction of Civil Work (GS-1 Package) for the ATC Reformer and Aromatics Complex II Project, Rayong province.
Description of works:Civil work (GS-1 Package) within ATC reformer and aromatics complex II project including equipment foundations, tank foundations, pipe rack foundations and pipe racks etc.

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